UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)*

Rocky Mountain Chocolate Factory, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

77467X101
(CUSIP Number)

Global Value Investment Corp.
1433 N. Water Street, Suite 549
Milwaukee, WI 53202
(262) 478-0640
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77467X101	13D	Page 2 of 18
(1) NAMES OF REPORTING PERSONS Global Value Investment Corp.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) WC, OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
496,096 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
496,096 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 496,096 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.10%*
(14) TYPE OF REPORTING PERSON (see instructions) IA

* Percentage calculated is based on 6,124,288 shares of common stock, par value $0.001 per share outstanding as of June 25, 2021, as reported in the Form 10-Q for the fiscal quarter ended May 31, 2021, of Rocky Mountain Chocolate Factory, Inc.

CUSIP No. 77467X101	13D	Page 3 of 18
(1) NAMES OF REPORTING PERSONS GVP 2021-A, L.P.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) WC, OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
123,314 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
123,314 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,314 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.01%*
(14) TYPE OF REPORTING PERSON (see instructions) PN

* Percentage calculated is based on 6,124,288 shares of common stock, par value $0.001 per share outstanding as of June 25, 2021, as reported in the Form 10-Q for the fiscal quarter ended May 31, 2021, of Rocky Mountain Chocolate Factory, Inc.

CUSIP No. 77467X101	13D	Page 4 of 18
(1) NAMES OF REPORTING PERSONS GVP 2021-A, L.L.C.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) WC, OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
123,314 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
123,314 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,314 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.01%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated is based on 6,124,288 shares of common stock, par value $0.001 per share outstanding as of June 25, 2021, as reported in the Form 10-Q for the fiscal quarter ended May 31, 2021, of Rocky Mountain Chocolate Factory, Inc.

CUSIP No. 77467X101	13D	Page 5 of 18
(1) NAMES OF REPORTING PERSONS Jeffrey R. Geygan
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF, OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
496,096 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
496,096 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 496,096 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.10%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated is based on 6,124,288 shares of common stock, par value $0.001 per share outstanding as of June 25, 2021, as reported in the Form 10-Q for the fiscal quarter ended May 31, 2021, of Rocky Mountain Chocolate Factory, Inc.

CUSIP No. 77467X101	13D	Page 6 of 18
(1) NAMES OF REPORTING PERSONS James P. Geygan
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF, OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
496,096 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
496,096 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 496,096 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.10%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated is based on 6,124,288 shares of common stock, par value $0.001 per share outstanding as of June 25, 2021, as reported in the Form 10-Q for the fiscal quarter ended May 31, 2021, of Rocky Mountain Chocolate Factory, Inc.

CUSIP No. 77467X101	13D	Page 7 of 18
(1) NAMES OF REPORTING PERSONS Stacy A. Wilke
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
730 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
730 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 730 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated is based on 6,124,288 shares of common stock, par value $0.001 per share outstanding as of June 25, 2021, as reported in the Form 10-Q for the fiscal quarter ended May 31, 2021, of Rocky Mountain Chocolate Factory, Inc.

CUSIP No. 77467X101	13D	Page 8 of 18
(1) NAMES OF REPORTING PERSONS Kathleen M. Geygan
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
10,600 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
10,600 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,600 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated is based on 6,124,288 shares of common stock, par value $0.001 per share outstanding as of June 25, 2021, as reported in the Form 10-Q for the fiscal quarter ended May 31, 2021, of Rocky Mountain Chocolate Factory, Inc.

CUSIP No. 77467X101	13D	Page 9 of 18
(1) NAMES OF REPORTING PERSONS Robert Sarlls
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions)
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated is based on 6,124,288 shares of common stock, par value $0.001 per share outstanding as of June 25, 2021, as reported in the Form 10-Q for the fiscal quarter ended May 31, 2021, of Rocky Mountain Chocolate Factory, Inc.

CUSIP No. 77467X101	13D	Page 10 of 18
(1) NAMES OF REPORTING PERSONS Anthony Gray
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions)
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated is based on 6,124,288 shares of common stock, par value $0.001 per share outstanding as of June 25, 2021, as reported in the Form 10-Q for the fiscal quarter ended May 31, 2021, of Rocky Mountain Chocolate Factory, Inc.

CUSIP No. 77467X101	13D	Page 11 of 18
(1) NAMES OF REPORTING PERSONS Marcelle Rademeyer
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions)
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated is based on 6,124,288 shares of common stock, par value $0.001 per share outstanding as of June 25, 2021, as reported in the Form 10-Q for the fiscal quarter ended May 31, 2021, of Rocky Mountain Chocolate Factory, Inc.

EXPLANATORY NOTE

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed on June 21, 2021, as amended on June 25, 2021 and July 27, 2021 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is amended restated as follows:

(a)	Name

This Statement is filed by:

(i)	Global Value Investment Corp., a Delaware corporation (“GVIC”);
(ii)	GVP 2021-A, L.P., a Delaware limited partnership;
(iii)	GVP 2021-A, L.L.C., a Delaware limited liability company;
(iv)	Jeffrey R. Geygan, who serves as the chief executive officer and a director of GVIC;
(v)	James P. Geygan, who serves as the chief operating officer of GVIC;
(vi)	Stacy A. Wilke, who serves as the chief financial officer of GVIC;
(vii)	Kathleen M. Geygan, who serves as a director of GVIC;
(viii)	Robert Sarlls;
(ix)	Anthony Gray; and
(x)	Marcelle Rademeyer

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” GVIC, GVP 2021-A, L.P., GVP 2021-A, L.L.C., Mr. Jeffrey Geygan, Mr. James Geygan, Ms. Wilke and Ms. Geygan are referred to collectively as the “GVIC Persons.”

In connection with the Cooperation Agreement (as defined in Item 4), Messrs. Sarlls and Gray and Ms. Rademeyer are no longer members of a “group” and will cease to be Reporting Persons immediately after the filing of this Third Amendment. The remaining Reporting Persons (consisting solely of the GVIC Persons) will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 4.

GVIC serves as investment adviser to managed accounts (collectively, the “Accounts”), and may be deemed to have beneficial ownership over the Common Stock held for the Accounts.

GVIC is the sole member of GVP 2021-A, L.L.C, which is the general partner of GVP 2021-A, L.P. GVIC may therefore be deemed to have beneficial ownership of the shares of Common Stock held by GVP 2021-A, L.P.

Mr. Jeffrey Geygan, Mr. James Geygan, Ms. Wilke and Ms. Geygan each own shares of Common Stock in their individual capacities. These shares may be deemed to be indirectly beneficial owned by GVIC.

Mr. Jeffrey Geygan and Ms. Geygan are the directors of GVIC. Mr. Jeffrey Geygan, Mr. James Geygan and Ms. Wilke are the executive officers of GVIC. As a result of his ownership interest in GVIC, Mr. Jeffrey Geygan is the controlling person of GVIC. Mr. Jeffrey Geygan is also the controlling person of GVP 2021-A, L.L.C., which is the general partner of GVP 2021-A, L.P.

(b)	Residence or Business Address

The address of the principal business and principal office of each of the Reporting Persons is c/o Global Value Investment Corp., 1433 N. Water Street, Suite 549, Milwaukee, WI 53202.

(c)	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

The principal business of GVIC is acting as an investment manager.

The principal business of GVP 2021-A, L.P. is acting as an investment partnership.

The principal business of GVP 2021-A, L.L.C. is acting as the general partner of GVP 2021-A, L.P.

The principal occupation of Jeffrey R. Geygan is acting as the chief executive officer of GVIC.

The principal occupation of James P. Geygan is acting as the chief operating officer of GVIC.

The principal occupation of Stacy A. Wilke is acting as the chief financial officer of GVIC.

The principal occupation of Kathleen M. Geygan is acting as a director of GVIC.

The principal occupation of Robert Sarlls is acting as the president and chief executive officer of Wyandot, Inc., a manufacturer of better-for-you snacks and related products.

Anthony Gray is retired.

The principal occupation of Marcelle Rademeyer is acting as the president and chief executive officer of Beauleigh Retail Consultants.

(d)	Criminal Convictions During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings

During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

Mr. Jeffrey Geygan, Mr. James Geygan, Ms. Wilke, Ms. Geygan and Messrs. Sarlls and Gray are citizens of the United States of America. Ms. Rademeyer is citizen of Canada. GVIC is a Delaware corporation. GVP 2021-A, L.P. is a Delaware limited partnership. GVP 2021-A, L.L.C. is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated as follows:

All of the shares of Common Stock to which this Statement relates were purchased on behalf of the applicable Reporting Persons using the investment or personal capital of the Reporting Persons. Such shares of Common Stock are or may be held from time to time in margin accounts established with their respective brokers or banks, and a portion of the purchase price for the Common Stock may have been obtained through margin borrowing. Common Stock positions held in margin accounts may be pledged as collateral security for the repayment of debit balances in the margin accounts. The aggregate purchase price of the 496,096 shares of Common Stock acquired was approximately $3,330,097.62 (excluding commissions).

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following:

On August 12, 2021 (the “Effective Date”), the Issuer entered into a cooperation agreement (the “Cooperation Agreement”) with GVIC pertaining to, among other things, the appointment of one director to the Board. Pursuant to the Cooperation Agreement, subject to certain conditions, GVIC agreed to customary standstill and voting provisions. The Cooperation Agreement was approved by a special committee of the Board comprised solely of independent, disinterested directors with delegated authority (the “Special Committee”).

Pursuant to the Cooperation Agreement, on the Effective Date, the Board appointed Jeffrey R. Geygan to serve as a member of the Board with a term expiring at the Issuer’s 2021 annual meeting of stockholders (the “2021 Annual Meeting”).

As soon as reasonably practicable, but in no event later than the filing of the definitive proxy statement with the Securities and Exchange Commission for the 2021 Annual Meeting, the Special Committee will cause the Issuer to nominate and begin efforts to accommodate the successful election of Mr. Geygan as a director of the Issuer at the 2021 Annual Meeting, with a term expiring at the Issuer’s 2022 annual meeting of stockholders (the “2022 Annual Meeting”). The Issuer will use the same solicitation efforts on behalf of Mr. Geygan as for all other nominees at the 2021 Annual Meeting. In addition, subject to certain conditions and requirements described in the Cooperation Agreement, GVIC will have certain replacement rights in the event that Mr. Geygan is unable to serve as a director during the Standstill Period (as defined below).

The Issuer and GVIC agreed to a “Standstill Period” commencing on the Effective Date and ending on the date that is the earliest of (i) the failure of the Issuer to appoint Mr. Geygan to the Board within five business days of the Effective Date, (ii) the date that is 20 days prior to the beginning of the Issuer’s advance notice period for the nomination of directors at the 2022 Annual Meeting, and (iii) a material breach by the Issuer of its obligations under the Cooperation Agreement which (if capable of being cured) is not cured within 15 days after receipt by the Issuer of written notice from GVIC specifying the material breach.

The Issuer and GVIC further agreed to customary mutual non-disparagement provisions during the Standstill Period.

The Cooperation Agreement will remain in effect until the date that is earliest of (i) the failure of the Issuer to appoint Mr. Geygan to the Board within five business days of the Effective Date, (ii) the date that is 20 days prior to the beginning of the Issuer’s advance notice period for the nomination of directors at the 2022 Annual Meeting, and (iii) a material breach by either party thereto of its obligations under the Cooperation Agreement which (if capable of being cured) is not cured within 15 days after receipt by such breaching party of written notice from the other party specifying the material breach.

Other elements of the Cooperation Agreement include, among others:

•	GVIC’s agreement, prior to the 2021 Annual Meeting, not to sell, dispose of or otherwise encumber any shares of the Common Stock that it beneficially owns (or are beneficially owned by any of its affiliates or associates), or otherwise encumber or restrict GVIC’s ability to vote such shares;
•	GVIC’s agreement to vote its shares of the Common Stock as recommended by the Board on any matter to be voted on at any meetings of stockholders during the Standstill Period, including with respect to the election of directors;

•	the Issuer’s agreement, led and directed by the Special Committee, to continue its efforts through an independent search firm (the “Director Search Firm”) to identity and appoint and/or nominate two additional new, independent directors to the Board (other than Mr. Geygan) (the “New Directors”), with such New Directors to be nominated for election as directors at 2021 Annual Meeting;
•	the Issuer’s agreement (acting through the Special Committee) to instruct the Director Search Firm to include in the candidate pool being considered by the Director Search Firm (A) any candidates nominated by GVIC (other than Mr. Geygan) or (B) suggested or nominated by other stockholders of the Issuer;
•	the Issuer’s agreement to, as soon as reasonably practicable, hire an independent search firm to identify a new President and Chief Executive Officer of the Issuer (the “Replacement CEO”) to replace Bryan Merryman, the Issuer’s current President and Chief Executive Officer, provided, that such search firm for the Replacement CEO search is not required to be the same firm as the Director Search Firm; and
•	that from the Effective Date until the 2021 Annual Meeting, the Special Committee will keep Mr. Geygan informed and up-to-date on the search for the New Directors and seek Mr. Geygan’s input in connection therewith.

During the term of the Cooperation Agreement, GVIC agreed, subject to certain exceptions, to comply with certain customary standstill provisions, including, among other things:

•	not to, among other things, (i) make, engage in, or in any way participate in, directly or indirectly, any “solicitation” of “proxies” (as such terms are defined in Rule 14a-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), or consents to vote or advise, (ii) encourage or influence any third party with respect to the voting of any shares of Voting Securities (as defined in the Cooperation Agreement) for the election of individuals to the Board or to approve stockholder proposals, (iii) become a “participant” in any contested “solicitation” for the election of directors with respect to the Issuer (as such terms are defined in the Exchange Act), or (iv) make or be the proponent of any stockholder proposal;
•	not form, join, encourage, influence, advise or in any way participate in any “group” (as such term is defined in Section 13(d)(3) of the Exchange Act);
•	not own 12.5% or more of the Common Stock (as defined in the Cooperation Agreement) outstanding at such time;
•	not effect or seek to effect, offer or propose to effect, cause or participate in, or in any way assist or facilitate any other person to effect or seek, offer or propose to effect or participate in, any tender or exchange offer, merger, consolidation, acquisition, sale of all or substantially all assets or sale, spinoff, split off, or other extraordinary transaction involving the Issuer or any of its subsidiaries or joint ventures;
•	not take any public action, or private action involving any third party, in support of or make any public proposal, or private proposal involving any third party, or public request, or private request involving any third party, regarding certain actions related to the Issuer, subject to certain exceptions;
•	not make any public disclosure, announcement or statement regarding any intent, purpose, arrangement, plan or proposal with respect to the Board, the Issuer, its management, policies or affairs, any of its securities or assets or the Cooperation Agreement that is inconsistent with the Cooperation Agreement; or
•	not take any action which could cause or require the Issuer to make a public announcement regarding any of the foregoing, publicly seek or request permission to do any of the foregoing.

The foregoing description of the Cooperation Agreement is not complete and is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 7 and is incorporated into this Item 4 by reference.

On August 12, 2021, the Issuer issued a press release concerning the Cooperation Agreement. The press release is attached as Exhibit 8 and is incorporated into this Item 4 by reference.

On August 12, 2021, the Joint Filing and Solicitation Agreement was terminated and the GVIC Persons entered into a Joint Filing Agreement in which the GVIC Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached as Exhibit 9 and is incorporated in this Item 4 by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:

(a) and (b)           The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of 4:00 p.m., Eastern time, on August 13, 2021, the Reporting Persons beneficially owned 496,096 shares of Common Stock, representing approximately 8.10% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership of Common Stock is based on 6,124,288 shares of Common Stock outstanding as of June 25, 2021, as reported in the Form 10-Q for the fiscal quarter ended May 31, 2021, of the Issuer.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed to be the beneficial owner of the shares of Common Stock directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of his, her or its pecuniary interest therein.

(c)	Except as set forth in Schedule A, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this Statement.

(d)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended to add the following:

Exhibit Number	Description
7	Cooperation Agreement, dated August 12, 2021, by and between Global Value Investment Corp. and Rocky Mountain Chocolate Factory, Inc.
8	Press Release, dated August 12, 2021
9	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: August 16, 2021

GLOBAL VALUE INVESTMENT CORP.

By:	/s/ Jeffrey R. Geygan
Name: Jeffrey R. Geygan
Title: Chief Executive Officer

GVP 2021-A, L.P. By GVP 2021-A, L.L.C. By GLOBAL VALUE INVESTMENT CORP.

By:	/s/ Jeffrey R. Geygan
Name: Jeffrey R. Geygan
Title: Chief Executive Officer

GVP 2021-A, L.L.C. By GLOBAL VALUE INVESTMENT CORP

By:	/s/ Jeffrey R. Geygan
Name: Jeffrey R. Geygan
Title: Chief Executive Officer

/s/ Jeffrey R. Geygan
Jeffrey R. Geygan

/s/ James P. Geygan
Stacy A. Wilke

/s/ Stacy A. Wilke
Stacy A. Wilke

/s/ Kathleen M. Geygan
Kathleen M. Geygan

/s/ Robert Sarlls
Robert Sarlls

/s/ Anthony Gray
Anthony Gray

/s/ Marcelle Rademeyer
Marcelle Rademeyer

Schedule A

Transactions by the Reporting Persons in the Past 60 Days

The following table sets forth all transactions with respect to the Common Stock effected in the last 60 days by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., Eastern time, on August 16, 2021. Unless otherwise indicated, all such transactions were effected in the open market.

Person Effecting the Transaction	Transaction Date	Nature of Transaction	Securities Purchased	Price per Share
GVIC	06/22/2021	Purchase of Common Stock	39,895	$6.81(1)
Mr. Jeffrey Geygan (through trust)	06/22/2021	Purchase of Common Stock	10,000	$6.80(1)
Ms. Geygan	06/22/2021	Purchase of Common Stock	600	$6.80(1)
GVIC	07/09/2021	Sale of Common Stock	710	$8.00
GVIC	07/13/2021	Sale of Common Stock	45	$8.05
GVIC	07/21/2021	Purchase of Common Stock	14,751	$7.94(1)
GVP 2021-A, L.P.	07/21/2021	Purchase of Common Stock	10,657	$7.96(1)
Mr. James Geygan	07/21/2021	Purchase of Common Stock	305	$7.83
Ms. Stacy Wilke	07/21/2021	Purchase of Common Stock	15	$7.81
GVP 2021-A, L.P.	07/22/2021	Purchase of Common Stock	34,320	$8.19(1)
GVP 2021-A, L.P.	07/23/2021	Purchase of Common Stock	11,210	$8.21(1)
GVP 2021-A, L.P.	07/26/2021	Purchase of Common Stock	6,575	$8.31(1)
GVP 2021-A, L.P.	07/26/2021	Purchase of Common Stock	5,000	$8.25(1)
GVP 2021-A, L.P.	07/27/2021	Purchase of Common Stock	3,850	$7.96(1)
GVP 2021-A, L.P.	07/29/2021	Purchase of Common Stock	13,702	$8.31(1)
GVP 2021-A, L.P.	08/04/2021	Purchase of Common Stock	38,000	$7.82(1)

______________________

(1) This purchase price represents the weighted average purchase price of the shares purchased. Upon request by the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer, the Reporting Persons will provide full information regarding the number of shares purchased at each separate price within the range set forth in this Statement.